FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA: Results January – June 2004

Attributable net income at BBVA rises 16.1% to 1,355 million euros

•	Operating profit grew 7.7% to 2,670 million euros following improvements in all recurrent margins and in all business areas

•	Return on equity (ROE) increased to 19.8%, compared to 19.3% one year ago.

•	The first interim dividend is 11.1% higher and earnings per share (EPS) are up 10.6%

•	The cost/income ratio improved by 1.7 points to 44.9% with advances in all business areas

•	The non-performing loan ratio fell to 1.11%, compared to 1.59% a year earlier and coverage has risen to 223%

•	The Group’s asset position remains solid; the BIS ratio is 12% and core capital is 5.9%

•	Domestic businesses benefited from appropriate price management. Customer spreads were maintained despite the strong rise in activity and operating profit is growing faster – now at 17.2%.

•	In Retail Banking, lending is growing at 18% and customer funds at 8.9%. Operating profit in this area is up by 11% and attributable net income by 13.7%

•	Wholesale and Investment Banking increased operating profit by 16.8% and attributable net income by 26.7%

•	The Americas increased attributable net income 49.8% in current euros and 68.3% in terms of local currencies

•	In Mexico, growth in lending accelerated, operating profit increased 10.9% and net income rose 35% in local currency terms

By June BBVA’s attributable net income for the year came to 1,355 million euros. This was 16.1% higher than the same period last year thanks to sustained acceleration in profitable business activity in Spain, to favourable development of businesses in the Americas and to highly positive results in the wholesale area. All recurrent margins grew faster and operating profit rose 7.7% to 2,670 million euros. Attributable net income for the quarter – 688 million euros – is the best in three years.

BBVA closed the first half of the year with a substantial and sustained improvement in the main ratios. Return on equity (ROE) increased to 19.8% (19.3% a year earlier); the cost/income ratio improved from 46.6% to 44.9%; the non-performing loan ratio fell to 1.11% (1.59% in June 2003) with higher coverage of 223%; and the BIS ratio was held at 12%. In summary, the Group is enters the second half in a strong position, at a fast but smooth pace in terms of activity and results. It is firmly focused on profitable growth.

The positive trend of the Group’s results allowed the first interim dividend for 2004 to be increased by 11.1% to 0.10 euros. This was paid on 12th July.

At the end of the first half, BBVA has presented high quality results with accelerated growth and improvements in all business areas. Here are some of the main aspects:

1.	Growth in attributable net income was supported by the positive trend in operating profit and the neutral effect of intermediate items on the income statement.

2.	Faster year-on-year growth of the more recurrent earnings with higher quarterly increases in all margins (net interest income, core revenues, ordinary revenues and operating profit) – even at current exchange rates.

3.	In all the Group’s business areas (Retail Banking, Wholesale and Investment Banking and the Americas) the growth in operating profit in the second quarter and in the first half was higher than previous comparable periods.

These results have been achieved as expectations of recovery in the world’s economy improved, with noticeable growth in the United States, Japan, China and other emerging economies, and moderate reactivation in the European Union. The main Latin-American economies also appear poised for greater growth this year.

These trends together with the inflationary impact arising from higher oil prices have increased expectations of a gradual rise in interest rates. Currency markets were quiet during the quarter although the year-on-year figures still reflect an important depreciation in Latin-American currencies and the US dollar, against the euro.

The most relevant aspects of the BBVA Group in the first half of 2004 are as follows:

•	Attributable net income in the second quarter came to 688 million euros. This is the highest quarterly figure in the last three years. It brings the half-year earnings to 1,355 million euros, a year-on-year increase of 16.1% (20.2% at constant exchange rates).

•	Earnings per share increased by 10.6%, ROE rose to 19.8% (19.3% in the first half of 2003) and ROA was 1.04%.

•	Thus operating profit in the second quarter rose to 1,391 million euros with year-on-year growth (10.2% at current exchange rates and 16.4% at constant rates) that was higher than growth in the first quarter (5.2% and 12.5%, respectively). As a result, the figure for the first half, 2,670 million euros, was higher than the first half of 2003 by 7.7% at current exchange rates and by 14.5% at constant rates.

•	Net interest income in the second quarter was high, rising to 1,835 million euros compared to 1,684 million euros in the first quarter. This was due to dividends received (a seasonal effect) and to an improvement in core revenues (interest revenue less interest expense). Solid growth in the level of business activity, particularly in lending to the Spanish resident sector and in transactional deposits at the Latin-American units, is being more directly transformed into net interest income in a context of spreads that are higher than previous quarters.

•	Net fee income also improved compared to the first half of last year, growing by 3.3% at current exchange rates and by 9.4% at constant rates. This improvement extended to all business areas.

•	Costs were contained and fell 1.8% at current exchange rates while they increased 3.5% at constant rates. Together with higher revenues this meant that the cost/income ratio improved to 44.9%, compared to 46.6% in the first half of 2003, with improvements in all business areas.

•	In line with the improvements in other margins on the income statement, operating profit from domestic businesses rose 17.2% supported by appropriate management of prices in both Retail and Wholesale Banking. This helped to maintain spreads in the second quarter without hindering the strong increase in activity – especially in Retail Banking.

•	Retail Banking in Spain and Portugal resulted in higher growth in all items on the income statement compared to the first quarter. Year-on-year growth in lending was 18.0% and customer funds grew by 8.9%, while customer spreads were held steady. Core revenues increased in the half year by 5.4% (3.8% in the first quarter) supported by faster growth in net interest income (2.6% compared to 2.1% in the first quarter) and by net fee income (up 12.0% compared to 7.8% to March). The increase in revenues combined with control of operating overheads has improved the cost/income ratio by 2.1 points to 43.1% (45.2% in the first half of 2003). It has also led to year-on-year increases of 11.0% in operating profit and 13.7% in attributable net income.

•	Wholesale and Investment Banking closed the second quarter with outstanding levels of operating profit and net income. The growth in all margins was also higher than in the first quarter. As in Retail Banking, customer spreads were maintained. Operating profit in the first half came to 409 million euros (up by 16.8%) and attributable net income was 277 million euros (up by 26.7%). The record earnings figure demonstrates the high profitability and power of the Group’s approach in the wholesale business.

•	Lending in the Americas (excluding Bancomer’s old mortgage portfolio and problem debts) increased 15.8% in local currency and traditional fund-gathering, including repos placed through the branch network and mutual funds, increased by an average of 11.7% for all the banks. This meant that net interest income increased by 15.5% at constant exchange rates (7.7% in the first quarter). Net fee income grew 11.8% and expenses grew by 5.7% (lower than the figure of 7.7% for the first quarter). Therefore, despite lower net trading income, operating profit increased by 11.2% (9.7% to March). The most recurrent part of earnings – operating income less net trading income – grew 26.1%, demonstrating the quality of the latest results. Lower provisioning requirements following an improvement in the non-performing loan ratio, helped profit after tax to rise by 28.7%. Finally, the lower minority interests after the acquisition of Bancomer caused attributable net income to grow by 49.8% in current euros and by 68.3% at constant exchange rates.

•	Mexico continues to add customers at high speed and lending is growing faster. This is based on profitable transactions and has resulted in net interest income increasing 14.3% at constant exchange rates. This is considerably higher than the 7.9% recorded in the first quarter. Despite the decline in net trading income compared to last year, operating profit grew 10.9% in year-on-year terms and net income by 35.0%. With the decrease in minority interests, attributable net income in the half year is more than double the same period in 2003.

•	Risk quality at the Group continues to improve. As problem debt levels declined in all business areas and lending activity increased, non-performing loans as a percentage of total exposure fell in all areas to 1.11% at 30-Jun-04 (it was 1.23% at 31-Mar-04 and 1.59% at 30-Jun-03). The increase in provisioning together with the above decline in problem loans resulted in an increase in coverage which rose to 223.4% (209.8% at 31-Mar-04 and 183.8% at 30-Jun-03).

•	At the end of June the Group maintained its solid capital base: core capital was 5.9% (compared to 5.7% at 31-Mar-04, and in line with the target of 6.0% established for year end), Tier I capital was 8.0% and the BIS ratio 12.0%.

BBVA Group Highlights (Consolidated figures)

	30-06-04	30-06-03	Δ% (YoY)
BALANCE SHEET (millions of euros)
Total assets	316,396	277,874	13.9
Total lending (gross)	165,634	147,620	12.2
On-balance-sheet customer funds	195,986	182,771	7.2
Other customer funds managed	119,872	112,024	7.0
Total customer funds managed	315,858	294,795	7.1
Shareholders’ funds (including profit for the year) (1)	15,349	13,126	16.9

INCOME STATEMENT (millions of euros)
Net interest income	3,519	3,348	5.1
Core revenues	5,169	4,946	4.5
Ordinary revenues	5,443	5,349	1.8
Operating profit	2,670	2,479	7.7
Pre-tax profit	2,118	1,873	13.1
Attributable net income	1,355	1,167	16.1

DATA PER SHARE AND MARKET CAPITALISATION
Share price	10.98	9.15	20.0
Market capitalisation (million euros)	37,232	29,242	27.3
Net attributable profit	0.40	0.37	10.6
Book value	4.53	4.11	10.2
PER (Price/earnings ratio; times) (1)	14.2	13.1
P / BV (Price / Book value ratio; times)	2.4	2.2

RELEVANT RATIOS (%)
Operating income / ATA	1.79	1.82
ROE (Attributable net income / Average equity)	19.8	19.3
ROA (Net income / Average total assets)	1.04	1.10
RORWA (Net income / Risk weighted assets)	1.80	1.87
Cost / income ratio	44.9	46.6
NPL ratio (Nonperforming assets/Total risks)	1.11	1.59
NPL coverage ratio	223.4	183.8

CAPITAL ADEQUACY RATIOS (BIS rugulations) (%)
Total	12.0	12.0
Core capital	5.9	6.0
TIER I	8.0	8.1

OTHER INFORMATION
Number of shares (million)	3,391	3,196
Number of shareholders	1,132,490	1,183,969
Number of employees	84,958	86,791
• Spain	30,784	31,275
• America (2)	52,198	53,464
• Rest of the world	1,976	2,052
Number of branches	6,927	6,968
• Spain	3,361	3,384
• America (2)	3,376	3,384
• Rest of the world	190	200

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1)	The 1H04 PER is calculated taking into consideration the median of the analysts’ estimates (July 2004).
(2)	Including those relating to the BBVA Group’ s banking and pension fund management activities in all Latin-American countries in which it is present.

Consolidated income statement

(Million euros)

	1H04	Δ% (YoY)	1H03	Memorandum item: Δ% at constant exchange rates
Financial revenues	6,043	(7.9)	6,565	(2.3)
Financial expenses	(2,908)	(16.4)	(3,480)	(11.5)
Dividends	384	46.1	263	47.6

NET INTEREST INCOME	3,519	5.1	3,348	11.4
Net fee income	1,650	3.3	1,598	9.4

CORE REVENUES	5,169	4.5	4,946	10.7
Net trading income	274	(32.0)	403	(28.8)

ORDINARY REVENUES	5,443	1.8	5,349	7.7
Personnel costs	(1,579)	(3.1)	(1,629)	1.4
General expenses	(866)	0.5	(862)	7.5

GENERAL ADMINISTRATIVE EXPENSES	(2,445)	(1.8)	(2,491)	3.5
Depreciation and amortization	(225)	(12.8)	(258)	(8.5)
Other operating income and expenses (net)	(103)	(14.9)	(121)	(6.8)

OPERATING PROFIT	2,670	7.7	2,479	14.5
Net income from companies accounted for by the equity method	156	35.6	115	37.2
Memorandum item: correction for payment of dividends	(230)	26.2	(182)	28.0
Amortization of goodwill	(313)	4.0	(301)	4.0
Net income from Group transactions	307	10.4	278	10.4
Net loan loss provisions	(514)	(39.3)	(847)	(36.4)
Net securities writedowns	—	—	—	—
Net extraordinary income (loss)	(188)	n.m.	149	n.m.

PRE-TAX PROFIT	2,118	13.1	1,873	18.9
Corporate income tax	(569)	52.6	(373)	64.1

NET PROFIT	1,549	3.3	1,500	8.0
Minority interests	(194)	(41.7)	(333)	(36.5)
• Preferred shares	(103)	(14.1)	(120)	(14.1)
• Minority interests	(91)	(57.1)	(213)	(50.9)

NET ATTRIBUTABLE PROFIT	1,355	16.1	1,167	20.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July, 26th 2004	By:	/s/ JAVIER MALAGON NAVAS
		Name:	Javier MALAGON NAVAS

		Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.